



19007584

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

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| SEC FILE NUMBER |
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| 8-50833 |

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 AND ENDING 12/31/2018

MM/DD/YY                          MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Promethean Capital Group LLC**

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**1451 Brush Hill Road**

(No. and Street)

| **Milton** | **MA** | **02186** |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eugene Kurt Kim                                                        617-340-8374

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**RSM US LLP**

(Name – *if individual, state last, first, middle name*)

| 4 Times Square, 151 W 42nd St., 19th Floor | New York | NY | 10036 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

| **FOR OFFICIAL USE ONLY** |
| --- |
|  |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)          Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



# OATH OR AFFIRMATION

I, Eugene Kurt Kim _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Promethean Capital Group LLC _____ , as
of December 31 _____ , 20 18 ____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

State of New York
County of Orange

_____
_____
       Notary Public

$\mathcal{E}$ _____
        Signature

Chief Compliance Officer
_____
        Title

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Contents



RSM US LLP

## Report of Independent Registered Public Accounting Firm

To the Managing Member of Promethean Capital Group LLC

**Opinion on the Financial Statements**
We have audited the accompanying statement of financial condition of Promethean Capital Group LLC (the Company) as of December 31, 2018, and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

*RSM US LLP*

We have served as the Company's auditor since 1999.

New York, New York
February 27, 2019

**THE POWER OF BEING UNDERSTOOD**
AUDIT | TAX | CONSULTING

1

RSM US LLP is the U.S. member firm of RSM International, a global network of independent audit, tax, and consulting firms. Visit rsmus.com/aboutus for more information regarding RSM US LLP and RSM International.

**Promethean Capital Group LLC**

**Statement of Financial Condition**
**As of December 31, 2018**

---

**ASSETS**

| | | |
|---|---|---:|
| Cash | $ | 89,099 |
| Prepaid expenses and other assets | | 4,907 |
| **Total assets** | $ | 94,006 |

**LIABILITIES AND MEMBERS' EQUITY**

| | | |
|---|---|---:|
| Liabilities: | | |
| Accrued expenses | $ | 40,500 |
| **Total liabilities** | | 40,500 |
| Members' Equity | | 53,506 |
| **Total liabilities and members' equity** | $ | 94,006 |

See Notes to Statement of Financial Condition.

**Promethean Capital Group LLC**

**Notes to Statement of Financial Condition**

**Note 1.     Organization**

Promethean Capital Group LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority.

The Company acts as an agent in the private placement of securities and as such is not required to have a clearing agreement with a broker.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of the Rule. The requirements of Paragraph (k)(2)(i) provide that the Company carry no margin accounts, promptly transmit all customer funds and deliver all securities received in conjunction with its activities as a broker-dealer and does not hold funds or securities for or owe money or securities to customers.

The members of the Company have committed to make contributions to sustain the Company through, at least, the next 12 months.

**Note 2.     Significant Accounting Policies**

The Company follows generally accepted accounting principles ("GAAP"), as established by the Financial Accounting Standards Board (the "FASB"), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of Estimates: The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash: Cash represents bank demand deposits. The Company maintains its cash in bank deposit accounts which, at times, may exceed insured limits. The Company does not believe it is exposed to any significant credit risk.

Income Taxes: No provision for federal or state income taxes has been made for the Company since, as a limited liability company, it is not subject to income taxes. The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statement. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. For the year ended December 31, 2018, management has determined that there are no uncertain tax positions.

Recent Accounting Pronouncements: In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers (Topic 606)* ("ASU 2014-09"). ASU 2014-09 supersedes the accounting guidance for revenue recognition from contracts with customers. Under the new guidance, an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The Company adopted ASU 2014-09 effective January 1, 2018, and applied the guidance retrospectively to prior period financial statements. The application of this guidance did not have a material impact on the Company's financial statements.

**Promethean Capital Group LLC**

**Notes to Statement of Financial Condition**

**Note 3.    Related Party Transactions**

Pursuant to agreements with certain affiliates (the "Affiliates"), the Company reimburses the Affiliates for rent, communications, compensation and general operating expenses paid by the Affiliates.  In addition, certain affiliates are paid compensation for temporary work related to research. At December 31, 2018, the Company owed $0 to the Affiliates.

**Note 4.    Net Capital Requirement**

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2018, the Company had net capital of $48,599, which was $43,599 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.83 to 1.

**Note 5.    Indemnifications**

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

**Note 6.    Subsequent Events**

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date this financial statement was issued.

For the period from January 1, 2019 through the date these financial statements were issued, the members of the Company made contributions in the amount of $50,000.